NEWS RELEASE

Birch Mountain signs multi-year contract to supply aggregates

CALGARY, June 19, 2007, - Birch Mountain Resources Ltd. ("Birch Mountain") (BMD: TSX and AMEX) is pleased to announce that it has signed a three-year contract with Suncor Energy Inc. (SU: TSX and AMEX) for the supply of an array of construction aggregates from its Muskeg Valley Quarry, effective June 2007.

"This marks the first long-term aggregate contract of its kind in the oil sands" says Joel Jarding, President and Chief Operating Officer. "Shifting to longer term contracts as opposed to the historical spot market is a strategic opportunity for Birch Mountain with mutual benefit to the customer. This contract confirms Birch Mountain as a reliable supplier of high quality aggregates in the oil sands region, with the reserves to enter into longer-term arrangements. We look forward to partnering with Suncor and delivering value to their expanding operations."

The terms of the contract are confidential.

Suncor pioneered the commercial development of the Athabasca oil sands and during the past 40 years has expanded their production capacity of synthetic crude oil to an average of 260,000 barrels per day (bpd), with announced plans to grow to 550,000 bpd by early in the next decade.

Birch Mountain’s Muskeg Valley Quarry is now operating with two 12-hour shifts, 24 hours per day, 7 days per week processing aggregates to multiple specifications, producing and shipping on a continuous basis to supply the rapidly growing needs of construction projects in the Fort McMurray oil sands region.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Joel Jarding, President & COO or Derrick Kershaw, Senior Vice President
Birch Mountain Resources Ltd.
Tel 403.262.1838
Fax 403.263.9888
www.birchmountain.com
or Steve Chizzik
Equity Communications
Tel 908.688.9111

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.